UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

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                                                                 SEC FILE NUMBER
                                                                    0-16423
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                           NOTIFICATION OF LATE FILING
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                                                                 CUSIP NUMBER
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(Check One):    [X]  Form 10-K    [_]  Form 20-F       [_]  Form 11-K
                [_]  Form 10-Q    [_]  Form N-SAR      [_]  Form N-CSR

         For Period Ended:   December 31, 2005
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         [  ]     Transition Report on Form 10-K
         [  ]     Transition Report on Form 20-F
         [  ]     Transition Report on Form 11-K
         [  ]     Transition Report on Form 10-Q
         [  ]     Transition Report on Form N-SAR

         For the Transition Period Ended:
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

SAN Holdings, Inc.
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(Full Name of Registrant)


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(Former Name if Applicable)


9800 Pyramid Court, Suite 130
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(Address of Principal Executive Office (Street and Number))


Englewood, CO 80112
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(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons  described in reasonable detail in Part III of this form
    |       could not be eliminated without  unreasonable effort or expense;
    | (b)   The subject annual report,  semi-annual report, transition report on
    |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion
[X] |       thereof  will be filed  on or  before  the  fifteenth  calendar  day
    |       following the prescribed due date; or the subject  quarterly  report
    |       or transition  report on Form 10-Q, or portion thereof will be filed
    |       on or before the fifth  calendar day  following the  prescribed  due
    |       date; and
    | (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
    |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      SAN Holdings, Inc. (the "Registrant") has determined that additional time is needed to finalize its Annual Report on Form 10-K for the year ended December 31, 2005, and the financial statements for the year ended December 31, 2005 required to be included therein (the "Form 10-K"). Beginning in 2005, the Registrant has reported its operations as two business segments, including the data storage integrator ("Storage Solutions") and a spatial data management software and service provider ("EarthWhere"). In connection therewith, the Registrant engaged an independent firm to complete a valuation of these two operating segments for purposes of assessing its goodwill assets for impairment as of December 31, 2005. The Registrant received the final valuation report on March 29, 2006 and must finalize its December 31, 2005 financial statements to reflect an adjustment to its goodwill asset for its Storage Solutions segment. It is expected that the Registrant will record an adjustment for goodwill impairment for its Storage Solutions segment in the amount of approximately $9.2 million. This adjustment is a non-cash charge and has no effect on the Registrant's revenue, gross profit or statement of cash flows for 2005.

      Accordingly, the Registrant is unable to compete its Form 10-K filing by the due date without unreasonable effort and expense prior to the scheduled date for filing the Form 10-K. The Registrant expects to file its Form 10-K within the fifteen day extension period provided by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Robert C. Ogden                                (303) 660-3933
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            (Name)                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes  [ ] No


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
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

      [Must check one box. If yes, please provide exlanation.] See the explanation in "Part III Narrative Disclosure."

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

                               San Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 3, 2006                 By  /s/ Robert C. Ogden
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                                        Robert C. Ogden, Vice President,
                                        Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).


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